VIA EDGAR	August 28, 2007

Re:	WMG Acquisition Corp.
Warner Music Group Corp.
Form 10-K: For the Year Ended September 30, 2006
Form 10-Q: For the Period Ended March 31, 2007
Form 8-K: Furnished May 8, 2007
File Numbers: 333-121322, 001-32502

Michael Fay

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Mr. Fay:

On behalf of Warner Music Group Corp. (“Corp”) and WMG Acquisition Corp. (“AcquisitionCo” and, together with Corp, the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated August 15, 2007 (the “comment letter”) relating to the above-referenced Forms 10-K, 10-Q and 8-K. As noted below, we will revise future filings in response to the Staff’s comments.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.

Securities and Exchange Commission

August 28, 2007

WMG Acquisition Corp.

Form 10-K: For the Year Ended September 30, 2006

Item 1. Business, page 1

Our Business Strengths, page 1

Flexible Cost Structure With Low Capital Expenditure Requirements, page 2

1.	Please explain to us and disclose what you mean when you state that you “have contractual flexibility with regard to the timing and amounts of advances paid” and how your accounting for the related advances is affected.

The statement cited refers to the fact that in the vast majority of contracts between the Company and its artists (whether recording artists or songwriters), such contracts cover multiple deliverables (whether albums or songs), many of which are only deliverable at the Company’s option. With respect to optional albums or songs, the advance attributable to those albums or songs is only payable if the Company exercises its option to require delivery of those albums or songs and if those albums or songs are actually delivered. Advances with respect to albums deliverable under recording agreements are generally payable in installments tied to certain steps in the recording process such as commencement of recording, delivery of “basic tracks” and delivery of a completed album. Since the Company plays an important role in the recording process, it controls in part when those installments will be paid. Many of the Company’s recording agreements contain a so-called “pay or play” provision, which permit the Company to stop delivery of an album that was otherwise required to be delivered in exchange for a payment to the artist that is significantly less than the full album advance. It is typical in the Company’s recording agreements and music publishing agreements that advances for future albums or songs are calculated by a formula which takes into account the success of prior albums or songs, subject to a pre-negotiated minimum or maximum advance. These are some of the many reasons that the Company has contractual flexibility with regard to the timing and amount of advances paid. This flexibility, however, does not affect the Company’s accounting for any advances that are paid. Once an advance is paid, it is accounted for as described in the response to Comment #14 below.

Item 7. Management’s Discussion and Analysis ..., page 37

Results of Operations, page 45

Twelve Months Ended September 30, 2006 Compared to Twelve Months Ended September 30, 2005, page 45

2.	A significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts, some of which is already included in tables. In addition, while you discuss certain factors to which changes are attributable, you do not quantify a large number of these factors nor analyze the underlying business reasons for the changes. For example, you state that costs of revenues decreased in 2006 due, in part, to fewer unrecoverable advances, but you do not quantify this factor nor analyze the underlying reason for the change. We believe your disclosures could be improved and made much more user-friendly and clearer by:

a)	increasing the use of tables to present dollar and percentage changes in accounts, rather than including such information in narrative text form;

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August 28, 2007

b)	using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;

c)	refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;

d)	ensuring that all material factors are quantified and analyzed; and

e)	quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate (for example, quantifying the change in digital sales that was related to volume changes as opposed to price increases).

The Company notes that within the specific cost categories of Cost of Revenues and SG&A, there are only a small number of contributing factors. Typically, the Company focuses on quantifying only the material contributing factors, while providing narrative text for both material factors and immaterial factors that when combined are material. Where appropriate and when it feels the tables are necessary to summarize a number of material contributing factors, the Company will use tables to list, quantify and sum the material factors that contribute to Cost of Revenues, SG&A and other categories of expenses discussed in its results of operations disclosure in future filings. In addition, the Company will, while endeavoring to increase the use of tables to quantify the contributing factors in its future filings where appropriate, also refocus the narrative text portion of the disclosure on the underlying business reason for each of the individual material factors. The Company will continue to ensure that all material factors are quantified and analyzed in future filings.

The Company notes that the effects of changes in price are not material to the Company’s changes in revenue categories and as such, the narrative text discussion is focused on the volume changes that occur period over period. Should the effects of changes in price become material to the Company’s revenue and expense categories, the Company will ensure that appropriate disclosure is provided to quantify such effects.

3.

Please revise to include a table or tables detailing revenues both by geography (U.S., international, total) and by segment (recorded music, music publishing) and sub-category (such as digital sales, physical sales, licensing for recorded music, and mechanical, synchronization, performance, and other for music publishing) for each period discussed. Please include columns for dollar and percentage changes and common size percentages to the extent you believe

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August 28, 2007

useful. We believe such a table or tables will significantly improve the ease of use of this information to your investors and allow you to focus the narrative text on discussion and analysis of these figures as seen through the eyes of management, which we believe should be the focus of these disclosures.

The Company will include tables detailing revenue by geography and subcategory for each period discussed in its Form 10-K to be filed for the fiscal year ended September 30, 2007 and for future years. The Company currently includes a table detailing revenue and OIBDA by segment. The Company will expand this table to include columns for dollar and percentage changes and common size percentages where it determines such information to be useful to investors.

4.	We note your discussion and analysis of costs of revenues is limited to a single paragraph on a consolidated basis, while your segment discussion of expenses is limited to the context of OIBDA, which does not address your expenses directly. We believe your segment OIBDA disclosures should be supplemented with or, preferably, replaced by a discussion and analysis of costs on a stand-alone basis (not in the context of OIBDA) for each segment (including corporate). Further, we believe such disclosure should be more comprehensive than that currently presented and should include separate quantification and discussion of changes in significant components of costs of revenues and SG&A, such as A&R, licensing, distribution, manufacturing, marketing costs, and other components, as appropriate. In addition, where discussing changes in these significant components, please provide total amounts in addition to the changes to provide context to readers. For example, you state that selling and marketing costs increased by $33 million in 2006, but do not disclose total selling and marketing costs. As noted above, tables will help in this regard.

The Company will disclose in future filings the amounts of SG&A and Cost of Revenues for each segment as well as the subcategories comprising each category of costs. The Company will expand its discussion of segment OIBDA to include a paragraph for each of SG&A and Cost of Revenues and will quantify the changes to each subcategory that contribute to the total category change along with a discussion of the underlying business reason for each change. The Company will consider tables to the extent it determines they are helpful to its investors.

Securities and Exchange Commission

August 28, 2007

Selling, general and administrative expenses, page 46

5.	You refer to the effect of bad debt expense in partial explanation of the increase in SG&A expenses, however such effect is not evident in Schedule II in regard to the allowance for doubtful accounts. Please tell us the amount of bad debt expense recorded in fiscal 2006 and 2005 and how these amounts are reflected in Schedule II.

The amount of bad debt expense recorded in fiscal 2006 and 2005 was $11 million and $1 million, respectively.

The Company notes that upon further investigation of this matter, the amount of bad debt expense in fiscal 2006 in Schedule II was netted with deductions to the allowance for doubtful accounts rather than separately set forth in the column “Additions Charged to Costs and Expenses.” The financial statement schedule should have read as follows, with the bad debt expense separately reflected in the “Additions Charged to Costs and Expenses” column (in millions):

As Reported

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
Year ended September 30, 2006
Allowance for Doubtful Accounts	$50		(12)	$38

Revised

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
Year ended September 30, 2006
Allowance for Doubtful Accounts	$50	11	(23)	$38

Given the disclosures provided in the MD&A, the Company does not believe that this revision to Schedule II is material to an investor’s reading of the Company’s annual report. The Company will make this revision in its Form 10-K to be filed for its fiscal year ending September 30, 2007.

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August 28, 2007

The Company notes that the $1 million of bad debt expense in fiscal 2005 was separately reflected in the “Additions Charged to Costs and Expenses” column in Schedule II.

Other income, net, page 47

6.	Please tell us the estimated gross amounts of what you expected to receive and the payments to artists related to the KaZaA copyright infringement lawsuit settlement and the basis for these estimates. Also, explain to us why you believe it was appropriate to recognize net income for this settlement in fiscal 2006 prior to receipt of the settlement, as well as the basis for recording estimates of net receipts for other settlements recorded in other income, net in fiscal 2005. Further, tell us and disclose when you expect to receive the proceeds of the settlements recorded in each year and the factors that may affect amounts received and paid to be materially different from the amounts you estimated and recorded.

During the fourth quarter of the Company’s fiscal 2006, a settlement agreement was entered into between the record company plaintiffs including the Company (“the plaintiffs”) and the defendants in an Australian proceeding (Universal Music Australia Pty Ltd & Ors v. Sharman License Holdings Ltd & Ors) and a U.S. proceeding (Metro-Goldwyn-Mayer Studios Inc., et al. v. Grokster, Ltd., et al.), pursuant to which $100 million became due and owing to the plaintiffs. The $100 million in settlement proceeds was wired to the Recording Industry Association of America, the U.S. recording industry trade association, to be held in escrow until the plaintiffs agreed on how the proceeds would be allocated among them. Commencing in the fourth quarter of the Company’s fiscal 2006, the plaintiffs engaged in allocation discussions. As of September 30, 2006, as a result of the allocation discussions among the plaintiffs, the Company estimated its allocation of the settlement proceeds at $19 million. In June of 2007, the plaintiffs agreed on the allocation and the Company’s portion of the settlement proceeds, including interest then accrued, was determined to be approximately $19.4 million, which the Company expects to receive in the fourth quarter of fiscal 2007. The Company will disclose receipt of the payment for the KaZaA settlement amount (or, if it has not yet received the payment, when it expects to receive the proceeds of settlement) in its future filings.

As of September 30, 2006, the Company calculated the amount to be credited to the royalty accounts of its recording artists by reducing its estimated settlement by the Company’s contribution to litigation expenses and then applying an estimated royalty rate to the net settlement amount. The Company recorded income equal to the settlement less the amount payable to recording artists.

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August 28, 2007

Under FASB Statement No. 5, Accounting for Contingencies, the Company believes it is appropriate to recognize a gain when a settlement is entered into and the settlement proceeds are paid and the Company knows with certainty the minimum amount of money that will be received.

During the fourth quarter of the Company’s fiscal 2005, a settlement agreement was entered into between ABC and several recorded music and music publishing companies including the Company, for the unauthorized use of music in various ABC programming, which included a cash settlement of $65 million. As of September 30, 2005, the four major music companies had determined an allocation among them for the recorded music portion of the settlement and were in discussions to appropriately allocate the music publishing portion. Based upon discussions among the four major music companies, the Company estimated that its combined recorded music and music publishing settlement proceeds would be $10 million. The Company then determined the portion owing to its recording artists and songwriters using estimated royalty rates. The Company recorded income equal to the settlement less the amount payable to recording artists and songwriters.

During the fourth quarter of the Company’s fiscal 2006, the Company received its portion of the settlement proceeds ($11.1 million) and as a result recorded an additional $880,000 of income after applying the amount payable to recording artists and songwriters.

The Company will disclose in future filings when it expects to receive the proceeds of material settlements recorded in each year and the factors that may affect amounts received.

Loss on termination of management agreement, page 47

7.	Please explain to us why you were required to pay a termination fee in the termination of the management agreement when it was the other party that terminated the agreement and how the amount of the termination fee was determined.

The payment of the termination fee and the amount payable were governed by the management agreement (Exhibit 10.18 of AcquisitionCo’s Amendment No. 2 to its Registration Statement on Form S-4) and in particular Section 3 of the management agreement which reads as follows:

“This Agreement shall continue in full force and effect until December 30, 2014; provided, however, that the Managers may cause this Agreement to terminate at any time upon the agreement of (i) Managers affiliated with a majority of the Investor Shares then outstanding and (ii) two out of three of THL, Bain and Providence, including the Manager that, at any such time as between these three

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August 28, 2007

Managers, is affiliated with the greatest number of Investor Shares. In the event of the termination of this Agreement, Parent, Holdings and the Company, jointly and severally, shall pay each of THL, Bain, Providence and Music (i) all unpaid Periodic Fees (pursuant to Section 2(b) above), Subsequent Fees (pursuant to Section 2(c) above) and expenses (pursuant to Section 4(a) below) due with respect to periods prior to the date of termination plus (ii) the net present value (using a discount rate equal to the then yield on U.S. Treasury Securities of like maturity) of the Periodic Fees that would have been payable with respect to the period from the date of termination until December 30, 2014.”

In connection with Corp’s initial public offering, the Managers exercised their right to terminate the management agreement and, as a result, the Company was obligated to make the payment required in the event of such termination. The amount of the fee was determined as set forth in the management agreement, including the net present value of the Periodic Fees that would have been payable under the management agreement as noted above.

Reconciliation of Consolidated Historical OIBDA to Operating Income and Net Income (Loss), page 48

Depreciation expense, page 48

8.	It is not clear to us why lower capital expenditures necessarily translates into less depreciation, particularly when no disclosure was noted of dispositions, impairments, and/or fully depreciated assets, and gross property, plant and equipment (exclusive of construction in progress) has increased. Please advise.

While the Company’s overall gross property, plant and equipment balance had increased from September 30, 2005 to September 30, 2006, 15% of the increase related to construction in progress with no related depreciation expense. In addition, a significant portion of the balance was fully depreciated as of each of September 30, 2006 and 2005, including 70% and 58% of computer hardware and software as of September 30, 2006 and 2005, respectively. In addition, computer hardware and software comprise approximately 40% of the Company’s gross property, plant and equipment balance. No disclosure has been made with regard to such fully depreciated assets as the balance and the change in fully depreciated assets are not material to the Company’s total assets as they are significantly less than 5% of total assets.

Income tax expense, page 49

9.

Please explain to us and disclose the basis for a higher percentage of shared service operating expenses being allocated to foreign income in fiscal 2006 that had the effect of reducing foreign income taxes and the overall tax provision.

Securities and Exchange Commission

August 28, 2007

Please advise and disclose if this represents a trend in the way domestic and international operations are to be conducted, and if so, the basis for such change and anticipated impacts of such.

The Company recharges centralized support costs (e.g., information technology support and professional fees) that originate at its shared service centers in London, New York and Burbank to its affiliates under its management service fee agreements. The centralized costs are recharged in accordance with the applicable tax rules and regulations (e.g. OECD guidelines, IRS and local tax regulations). The amount of the costs recharged have varied in each year for a number of reasons, including the fact that fiscal 2004 (the Company’s first year of operation as a stand-alone company) was a partial fiscal year and because the Company completed a study in 2006 related to the recharged costs which resulted in adjustments in 2006. The Company believes that going forward the recharge process will result in an allocation of costs that is consistent on a year-over-year basis.

As requested, the Company will expand its disclosure related to the impact of shared services operating expenses in future filings to note the reasons the costs have varied between years and that this is not expected to represent a trend or change in the way domestic and international operations are conducted.

Business Segment Results, page 50

Recorded Music, page 50

10.	Please explain to us how a comparatively larger number of releases sold in excess of 1 million units contributes to an increase in selling and marketing costs in fiscal 2006 and the associated amount of the increase in these costs.

For album releases that are expected to sell a significant number of units (i.e., in excess of one million units), the Company will typically launch a major marketing and promotional campaign. The Company will incur significantly higher costs to promote a major album release, including costs relating to the production of music videos. For album releases that are expected to sell a lower number of units, the Company will launch a smaller scale marketing campaign, with much lower associated costs. On a foreign currency adjusted basis, the Company’s selling and marketing costs increased by $29 million in fiscal 2006.

Music Publishing, page 51

11.	Please explain to us the basis for and associated amount of the favorable royalty adjustments in fiscal 2006 to accurately state your royalty payable balances as indicated in the first full paragraph of page 52.

Securities and Exchange Commission

August 28, 2007

The Company’s music publishing processes include periodic reconciliations of royalty payable balances. The Company estimates the amounts payable to its songwriters and music publishers in respect of payments received from so-called collection societies. Please refer to the Company’s answer to Comment #15 for details of the sales reporting process. Once the Company receives cash and the accompanying sales reporting from a collection society, it records revenue and an estimate of the amounts owed to its songwriters and music publishers in respect of the related sales based on its best estimate of the appropriate royalty rate using historical data and royalty payout rates. Subsequently, the Company processes the sales reporting data from the collection societies through its royalty processing systems, determines the actual amounts payable and credits the appropriate songwriter or music publisher. The periodic reconciliation process consists of adjusting the estimated royalties payable to songwriters and music publishers to reflect the actual amounts payable once the data from the collection societies is processed through the Company’s royalty processing systems and subsequently settled. Once the reconciliations are complete, the Company adjusts its books and records to record the actual royalty payable balances and royalty expense amounts. Typically, such adjustments are not significant. The amount of the favorable royalty adjustment in fiscal 2006 was $5 million and the Company believes such amount is inconsequential as compared to royalty expense recorded for the twelve months ended September 30, 2006 of $344 million. The adjustment in fiscal 2006 was approximately 1% of the average royalty balance.

Contractual Obligations, page 66

12.	Since interest is material to your operations and cash flow, please include in the table the amount of interest associated with long term debt and the basis for the amount of interest. If it is not practicable to include an amount for interest, please disclose the reason.

The Company will include its fixed interest payments in the Firm Commitments and Outstanding Debt table within the Contractual and Other Obligations section of its Form 10-K in future filings. The Company will continue to exclude the estimated amounts payable in respect of its variable rate debt as the Company is unable to predict with certainty the future amounts payable. The Company will disclose this accordingly in its future filings.

Securities and Exchange Commission

August 28, 2007

Notes to Consolidated and Combined Financial Statements, page 84

Note 3. Summary of Significant Accounting Policies, page 86

Revenues, page 87

Recorded Music, page 87

13.	In regard to digital distribution channels, explain to us and disclose your relationship with providers of your recorded music with respect to the timing of when you recognize revenues and determining the amount thereof. For example, describe how your recorded music is made available to the digital distributors and how you are notified by the providers of the amount of revenue attributed to you and when it has been earned by you. Also, explain to us and disclose the compensation arrangements, such as in regard to licensing, rights or other arrangements, you have with digital distributors, whether you are the recipient or payor of the compensation, and your accounting for such arrangements. Further, explain to us and disclose the costs associated with generating revenues associated with digital distribution channels and how you determine when such costs are recognized in earnings.

The Company enters into agreements with digital service providers to make its masters available for sale in digital formats (e.g., mobile ringtones, digital downloads, etc.). The Company then provides digital assets for its masters to digital service providers in saleable form. The Company’s agreements with digital service providers establish wholesale prices or license fees which vary based on the type of product being sold or licensed. The Company typically receives sales accounting reports from digital service providers on a monthly basis, detailing the sales or licensing activity, with payments rendered on a monthly or quarterly basis. The Company uses the sales accounting reports as a basis for recording revenue and the associated royalty expense. The Company will record revenue and the associated royalty expense upon receipt of the sales accounting reports as long as payment has been rendered or the collectibility of the payment is reasonably assured. The Company also incurs marketing costs in connection with digital transactions. These costs are expensed as incurred.

The Company will expand its disclosures related to its agreements with digital service providers as included in its prior Form 10-K under “Business-Sales” to include additional detail regarding its relationships with digital service providers. The Company notes that the policies with regard to the costs associated with its digital business are already provided within the disclosures for recorded music costs as discussed in the Company’s response to Comment #14 below.

14.	Please revise to disclose your accounting policy for recognition of recorded music costs, both acquired and non-acquired.

The Company believes that all relevant disclosures have been provided for the recognition of all significant recorded music costs. Please refer to the following disclosures in Note 3, Summary of Significant Accounting Policies in the Company’s Form 10-K for the fiscal year ended September 30, 2006:

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August 28, 2007

Royalty Advances and Royalty Costs

The Company regularly commits to and pays advance royalties to its artists and songwriters in respect of future sales. The Company accounts for these advance royalty payments under the related guidance in FASB No. 50, “Financial Reporting in the Record and Music Industry” (“FAS 50”). Under FAS 50, certain advance royalty payments that are believed to be recoverable from future royalties to be earned by the artist or songwriter are capitalized as assets. The decision to capitalize an advance to an artist or songwriter as an asset requires significant judgment as to the recoverability of these advances. The recoverability of these assets is assessed upon initial commitment of the advance, based upon the Company’s forecast of anticipated revenues from the sale of future and existing music and publishing-related products. In determining whether these amounts are recoverable, the Company evaluates the current and past popularity of the artist or songwriter, the initial or expected commercial acceptability of the product, the current and past popularity of the genre of music that the product is designed to appeal to, and other relevant factors. Based upon this information, the portion of such advances that are believed not to be recoverable is expensed. All advances are assessed for recoverability continuously and at minimum on a quarterly basis.

Royalties earned by artists, songwriters, co-publishers, other copyright holders and trade unions are recognized as an expense in the period in which the sale of the product takes place, less an adjustment for future estimated returns, and are included in cost of revenue.

Inventories

Inventories consist of CDs, cassettes and related music products, as well as published sheet music and songbooks. Inventories are stated at the lower of cost or estimated realizable value. Cost is determined using first-in, first-out (“FIFO”) and average cost methods, which approximate cost under the FIFO method. Returned goods included in inventory are valued at estimated realizable value, but not in excess of cost.

Advertising

In accordance with American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) No. 93-7, “Reporting on Advertising Costs,” advertising costs, including costs to produce music videos used for promotional purposes, are expensed as incurred. Advertising expense amounted to approximately $202 million for the year ended September 30, 2006, $192 million for the year ended September 30, 2005, $94 million for the seven months ended September 30, 2004, and $53 million for the three months ended February 29, 2004. Deferred advertising costs, which principally relate to advertisements that have not been exhibited or services that have not been received, were approximately $2 million and $3 million at September 30, 2006 and 2005, respectively.

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August 28, 2007

The above disclosures describe the policies related to the Company’s significant recorded music costs including Royalty Expense and other Artist and Repertoire Costs, Product Costs and Sales and Marketing Costs. The Company notes that Royalty Expense and other Artist and Repertoire Costs comprise 64% of Cost of Revenues and Product Costs comprise 32% of Cost of Revenues, in total representing 96% of Cost of Revenues. The remaining 4% relates to other costs of licensing products. In future filings, the Company will ensure that explanations for all significant Cost of Revenues categories are provided.

The Company notes that Sales and Marketing Costs comprise 50% of the Company’s SG&A expenses. In future filings, the Company will ensure that explanations are provided with regard to the impact Sales and Marketing Costs have on total SG&A expenses.

The Company also notes that it has fully disclosed its accounting for record masters acquired in a business combination in its Critical Accounting Policies in the Company’s Form 10-K for the fiscal year ended September 30, 2006:

Purchase Accounting

We account for our business acquisitions under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying identifiable net assets based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items. In addition, reserves have been established on our balance sheet related to acquired liabilities and qualifying restructuring costs based on assumptions made at the time of acquisition. We evaluate these reserves on a regular basis to determine the adequacy or accuracy of the amounts estimated.

Music Publishing, page 87

15.	Please explain to us why it is proper to recognize music publishing royalties when received. Tell us the uncertainties involved in determining when this revenue has been earned such that it can only be recorded upon receipt. Further, describe for us the process by which you obtain information from third parties from which you record these revenues, how such revenue is attributed to you by these parties, and how the information provided affects the timing of when you recognize and record such revenue.

Securities and Exchange Commission

August 28, 2007

The Company’s main music publishing revenue sources are royalties earned when a song is publicly performed on the radio, television, via the internet or at venues including stadiums, bars and nightclubs (i.e., performance revenue), when a song is included on a physical product (i.e., mechanical revenue) and when a song is licensed for use with a moving picture such as an advertisement, film or television show (i.e., synchronization revenue).

The Company registers its owned or managed compositions with so-called collection societies that collect royalty income on its behalf from a variety of sources and issue licenses for performance and mechanical rights. These societies include, but are not limited to, the Performing Right Society (PRS) and the Mechanical Copyright Protection Society (MCPS) in the U.K. and ASCAP, BMI, SESAC and The Harry Fox Agency in the U.S. Most territories in which the Company operates have a collection society for performance and mechanical rights. The Company collects the income from the collection societies as well as directly from other sources and passes the relevant percentage on to the songwriters and music publishers. The Company also sub-publishes its rights in certain overseas territories in order that there is someone in the territory with an active interest in tracking all of the royalties and ensuring their timely receipt.

Until a report from a collection society is received, the Company does not know the quantity sold or amount earned and has no evidence that goods have been sold or services provided. Further, the Company relies on these collection societies for collecting and reporting the revenue earned during each reporting period. Accordingly, the Company does not have sufficient information to record revenue until reports are received from the societies.

The Company follows the revenue recognition criteria in Staff Accounting Bulletin No. 104 (SAB 104) “Revenue Recognition” (an amendment of Staff Accounting Bulletin No. 101 “Revenue Recognition”) and recognizes revenue when a report for a rights society or recorded music company is received. These reports generally include royalty income earned by songwriter on a song-by-song basis. Until such report is received, the revenue is not fixed and determinable and collectibility is not reasonably assured. The Company believes that this is consistent with Example 1 in Part II of SAB 104.

Royalty Advances and Royalty Costs, page 88

16.	Please disclose for each year presented the amount written-off for advances deemed unrecoverable.

Securities and Exchange Commission

August 28, 2007

As disclosed by the Company in its summary of significant accounting policies in the notes to its financial statements and in accordance with FASB Statement No. 50, the Company records advance royalties paid to its recording artists or songwriters as assets when management believes that such advances are recoverable from future royalties to be earned by the recording artist or songwriter. Management evaluates the recoverability of these assets based on a number of factors including the current and past popularity of the recording artist or songwriter and the initial or expected commercial acceptability of the product. The Company expenses these assets as royalties are earned by the recording artist or songwriter. The Company regularly evaluates the recoverability of the advances and expenses any portion determined to be unrecoverable. In many cases, royalty advances paid to recording artists or songwriters without a history of commercial success will be expensed immediately. As such, the Company considers the expensing of these amounts deemed to be part of its overall Artist and Repertoire Costs. Therefore, the Company respectfully requests that it not be required to separately disclose the amount written-off for advances deemed unrecoverable. However, if a large or unusual advance write-off occurs in relation to a recording artist or songwriter that the Company considers to have a proven track record of sales, the Company will disclose such item if it materially impacts the Company’s results of operations.

Note 9. Goodwill and Intangible Assets, page 96

17.	Please explain to us why it is proper to record the purchase accounting adjustments against goodwill rather than in earnings. Tell us whether any of the adjustments were made beyond one year of the associated purchase.

The purchase price accounting adjustments recorded during fiscal 2006 to reduce goodwill by $20 million consisted of $11 million of tax adjustments and $9 million of opening balance sheet adjustments. Such adjustments related to the opening balance sheet recorded on March 1, 2004, the date of the Company’s acquisition of substantially all of the recorded music and music publishing businesses of Time Warner Inc. (the “Acquisition”). The majority of the $11 million of tax adjustments related to the release of valuation allowances against deferred tax balances that were recorded in the opening balance sheet on March 1, 2004. In accordance with FASB Statement No. 109, Accounting for Income Taxes, such releases of valuation allowances must be recorded as changes to the opening balance sheet and not recorded in the Company’s current tax provision.

The $9 million of opening balance sheet adjustments represented final adjustments to correct the fair value of the Company’s assets and liabilities recorded on the date of the Acquisition (the “Acquisition date”). An adjustment of $3.5 million related to an overstated royalty accrual that existed as of the Acquisition date. Another adjustment of $5 million was recorded to properly

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reflect the fair value of the inventory balance that existed as of the Acquisition date. As these excess accruals and asset balances existed as of the Acquisition date, the Company recorded their reversal as an adjustment to the purchase price of the Acquisition. The Company believes this approach is consistent with the concepts outlined in EITF No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination, which states “when the ultimate amount of a cost expended is less than the amount recorded as a liability assumed in a purchase business combination ….the excess should reduce the cost of the acquired company. The amount of a cost exceeding the amount recorded as a liability assumed in a purchase business combination should result in an additional element of cost of the acquired company if an adjustment to an original estimate is determined within one year of the acquisition date and, thereafter, should be included in the determination of net income in the period in which the adjustment is determined”. While EITF 95-3 states that additional costs should be included in the determination of net income in the period in which the adjustment in determined, it does not provide a specific time frame for the reversal of excess costs. While the Company believes that typically all purchase accounting is finalized within one year of the acquisition date, the adjustments were recorded to properly value assets and liabilities as of the Acquisition date. The adjustments would have resulted in the Company recording a benefit to earnings in the period of adjustment. Given the nature of the adjustments, the Company determined that it was more appropriate to adjust the opening balance sheet rather than inflating earnings in the period of the adjustment.

The Company also notes that these adjustments related to a number of pre-Acquisition periods and that the adjustments were not material to any pre-Acquisition period.

18.	We note that you amortize your recorded music catalog over a period of ten years. Based on the amounts presented in your table of expected amortization for each of the next five years, it appears that you amortize this intangible on a straight-line basis.

Please tell us whether our understanding is correct and, if so, why you believe the straight-line method is appropriate. In this regard, please tell us the actual historical and expected future pattern of economic benefits generated by the catalog asset.

The Company amortizes its recorded music catalog over a period of ten years on a straight-line basis. The Company believes such basis is appropriate for a number of reasons. The Company obtained a third-party valuation expert to value the catalog at the Acquisition date from Time Warner and to provide an

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August 28, 2007

estimated useful life. The valuation from the third-party valuation expert indicated that primarily all of the cash flows related to the catalog would be realized over a twenty-year period, however, the Company’s estimated projections utilized to prepare such valuation indicated that a greater amount of the cash flows would be realized over a ten-year period.

The Company’s recorded music catalog includes music from all major music genres, including pop, rock, jazz, country, R&B, hip-hop, Latin, alternative and many others. In addition, the catalog includes some of the best-selling albums and artists of all time (e.g., Eagles, Led Zeppelin, etc.) and the Company’s catalog sales generate approximately 30%—40% of total recorded music sales in any given year. The Company owns the majority of the record masters in its catalog. The catalog is an accumulation of masters recorded over many decades and as such, it does not experience a significant decline in cash flows as would the Company’s newer releases. The financial analysis of the catalog prepared by the third-party valuation expert confirms that the Company’s cash flows associated with the catalog do not vary significantly year over year. The recorded music industry and its recorded music catalogs have a long history of benefiting from new technologies such as cassette tapes, 8-track, vinyl and the compact disc. Currently, the Company’s growth in digital distribution has increased the availability of and therefore, the revenue generated from its recorded music catalog. Due to changes in technology and the long history of recorded music catalogs, the Company believes there is no pattern that can be reliably determined to amortize the intangible asset related to its recorded music catalog. Therefore, the Company believes the straight-line method over the estimated useful life is appropriate. In addition, the estimated life of the intangible asset was estimated at ten years to assure that recognition of the cost of the revenues, represented by amortization of the intangible asset, better corresponds with the distribution of the Company’s expected revenues from the catalog.

At this time, the Company anticipates that its expected future pattern of economic benefits will be consistent with the analysis performed in 2004 in connection with the Acquisition. The Company will continue to reevaluate this on an annual basis in connection with its overall review of intangible assets performed in connection with its impairment testing. Should the Company determine that the future pattern of economic benefits has changed, the Company will disclose this in the relevant filing for the period that a change takes place.

Note 12. Debt, page 100

19.

We note your December 2004 issuance of senior discount notes and PIK notes, which were repaid, in whole or in part, in June 2005. You state that interest accrued on the discount notes in the form of an increase in the accreted value of

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the notes and that interest accrued on the PIK notes in the form of additional PIK notes. You state that you were required to pay all accrued interest as of the redemption date relating to the notes that were redeemed, and that this included $4 million in accreted value of the discount notes and $9 million related to the PIK notes. It appears that the repayment of this $13 million in accrued interest was recognized as a financing cash outflow in the debt repayments line in the financing activities section of your statement of cash flows for the year ended September 30, 2005. Paragraph 23(d) of SFAS 95 requires cash payments to lenders and creditors for interest to be classified as operating cash flows. Therefore, it appears that you should amend your filing to restate your financial statements for this repayment of interest, which appears material to 2005 operating cash flows.

The Company agrees that the accrued interest paid on the floating rate notes ($5 million) should have been classified as an operating cash outflow. However the Company believes that the repayment of the additional PIK notes and discount related to the PIK notes ($8 million) was properly classified as a financing activity in the Company’s statement of cash flows. There was no intent on the part of the Company to pay cash interest with respect to this debt instrument. The Company believes that “principal” was being added to the initial amount of the borrowing to be repaid at maturity or at an interim period if the debt were retired prior to maturity. Further, the Company believes this treatment is consistent with the financial statements of other reporting registrants.

The Company does acknowledge that there has been diversity in practice in how these repayments are classified, and that the SEC’s view is to treat these repayments as operating activities. Regardless of the classification of the repayment, the historical impact of the classification has not been material to the Company’s statement of cash flows. In addition to presenting in future filings any amount in excess of the original principal of the Company’s senior discount notes as an operating activity in the statement of cash flows, the Company will disclose in future filings in the basis of presentation in the notes to the consolidated financial statements that the repayment of any amount in excess of the original principal of the Company’s senior discount notes will be classified as an operating activity in the statement of cash flows.

As stated above, the Company does not believe such changes are material to the Company’s Statement of Cash Flows from a quantitative or qualitative perspective. The Company has considered the relevant guidance in Staff Accounting Bulletin No. 108 and Staff Accounting Bulletin No. 99 with respect to materiality and believes that such a change would not have had an impact on an investor’s ability to make decisions with regard to the Company’s cash flows.

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The Company notes that such adjustment would result in a decrease in net cash provided by operating activities of $13 million from $205 million to $192 million and an increase to net cash used in financing activities of $13 million from $(416) million to $(403) million. The following table reflects the year-over-year comparisons of each cash flow category as reported and revised for the items discussed above (in millions):

	As Reported			$ Change 06 v 05	% Change 06 v 05	$ Change 05 v 04	% Change 05 v 04
	2006	2005	2004
Operating	$307	$205	$86	$102	50%	$119	138%
Investing	(153)	(54)	(2,663)	(99)	183%	2,609	-98%
Financing	(81)	(416)	2,661	335	-81%	(3,077)	-116%

	Revised			$ Change 06 v 05	% Change 06 v 05	$ Change 05 v 04	% Change 05 v 04
	2006	2005	2004
Operating	$307	$192	$86	$115	60%	$106	123%
Investing	(153)	(54)	(2,663)	(99)	183%	2,609	-98%
Financing	(81)	(403)	2,661	322	-80%	(3,064)	-115%

The following table reflects the comparisons of the nine-month periods ended June 30, 2006, 2005 and 2004 of each cash flow category as reported and revised for the items discussed above (in millions):

	As Reported			$ Change 06 v 05	% Change 06 v 05	$ Change 05 v 04	% Change 05 v 04
	2006	2005	2004
Operating	$223	$172	$37	$51	30%	$135	365%
Investing	(142)	(54)	(2,648)	(88)	163%	2,594	-98%
Financing	(68)	(407)	2,669	339	-83%	(3,076)	-115%

	Revised			$ Change 06 v 05	% Change 06 v 05	$ Change 05 v 04	% Change 05 v 04
	2006	2005	2004
Operating	$223	$159	$37	$64	40%	$122	330%
Investing	(142)	(54)	(2,648)	(88)	163%	2,594	-98%
Financing	(68)	(394)	2,669	326	-83%	(3,063)	-115%

The notes repaid were issued in December of 2004 and redeemed in June of 2005, in connection with Corp’s initial public offering. The debt was outstanding for less than one year. The Company also notes that its capital structures in 2004, 2005 and 2006 are not comparable.

The Company notes that a reclassification between net cash provided by operations and net cash used in financing would not materially impact the figures presented in the Company’s statement of cash flows or the comparisons with either the prior year or subsequent year amounts. In addition, the Company discloses the cash payments related to interest that occurred in connection with the debt redemption in Note 13 of the Company’s Form 10-K for the fiscal year ended September 30, 2006 under the heading ‘The Holdings Redemption’. The Company believes this disclosure clearly sets forth the components of the cash payments made in connection with the redemption of the notes in 2005.

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The Company notes that this comment is not applicable to AcquisitionCo as the debt redeemed was issued by WMG Holdings Corp., the immediate parent company of AcquisitionCo.

Note 15. Stock-Based Compensation Plans, page 106

20.	Please explain to us the basis for a term of 6 years for stock options when the aggregate of the amounts disclosed as exercised and forfeited suggests a shorter term.

All of the Company’s stock option awards vest over a four-year period and expire after ten years. While there were a significant number of options cancelled in 2006, 85% of such options were granted to two senior management employees whose employment was terminated in 2006. In addition, 96% of options cancelled in 2005 were granted to one senior management employee whose employment was terminated in 2005. In 2004 and 2005, the Company made several large grants of stock options to management in association with the establishment of Corp as a stand-alone company. These awards were intended to provide a significant incentive compensation opportunity for employees who were instrumental in the development and growth of Corp as a stand-alone company. The size of these awards as a percentage of total compensation are atypical and the Company’s current stock award plans are designed to represent a much smaller portion of an employee’s total compensation. Such grants typically range from 10,000 to 250,000 options as compared to prior grants of 120,000 to 1.2 million options. Accordingly, the Company has determined that the cancellation of options for three senior management employees in 2005 and 2006 is not specifically applicable in determining the appropriate term for future awards. Excluding these anomalous cancellations, 3% of options outstanding as of September 30, 2005 were cancelled in 2006 and less than 1% of options outstanding as of September 30, 2004 were cancelled in 2005. In addition, there were no exercises in 2005 and 13% of the options outstanding as of September 30, 2005 were exercised in 2006.

As such, the Company believes that a term of six years is appropriate for the Company’s stock options previously granted. The Company evaluates its assumptions on an annual basis or when evidence exists to indicate the assumptions should be evaluated more often than annually. The Company will evaluate in 2007 whether a different term is more appropriate for future option grants.

Securities and Exchange Commission

August 28, 2007

21.	Please disclose the following information pursuant to the indicated paragraphs of FAS 123R:

a)	method used to incorporate the indicated factors associated with the term of stock options into the fair value of the options pursuant to paragraph A240(e)(2)(a);

The Company notes that it had provided the following disclosure regarding the method used to incorporate the indicated factors associated with the term of stock options into the fair value of the options pursuant to paragraph A240(e)(2)(a):

“The Company calculates the expected term of its stock options by considering employee attrition rates, employee exercise activity, the length of the vesting period for each award and the length of the expiration period for each award.”

The Company will supplement this disclosure in future filings to describe in more detail the approach for estimating the expected life of each option, which includes segmenting the Company’s employees between senior executives and all other employees (as described in the response to Comment #20) and analyzing the expected life for each employee segment using historical and expected exercise behavior.

b)	stock options expected to vest and fully vested options (to the extent fully vested options differ from options that are exercisable) pursuant to paragraph A240d;

The Company notes that there is no difference between its fully vested options and those that are exercisable.

c)	the weighted average period over which total compensation cost related to non-vested awards is expected to be recognized pursuant to paragraph A240h; and

The Company will disclose in future filings that the weighted average period over which total compensation related to non-vested awards is expected to be recognized is 1.5 years.

d)	tax benefit associated with stock options exercised pursuant to paragraph A240i.

The Company notes that the tax benefit associated with stock option exercises was not material for disclosure in prior years. The tax benefit in fiscal 2006 of $2,000 is not material as the majority of stock options were awarded to U.S. employees and the Company has recorded a full valuation allowance on the

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August 28, 2007

deferred tax assets related to these employees, given the Company’s significant historical losses in the U.S. Should such amount become material, the Company will ensure that the required disclosures are made.

Item 9A. Controls and Procedures, page 133

Evaluation of Disclosure Controls and Procedures, page 134

22.	It appears from your disclosure that the conclusion reached in regard to your disclosure controls and procedures is qualified in that they provided reasonable assurance only with respect to “information required to be disclosed in reports filed or submitted under the Exchange Act were recorded, processed, summarized and reported within time periods specified in SEC rules and forms” and not also in regard to “information required to be disclosed is accumulated and communicated to management to allow timely decisions regarding the required disclosure.” Please represent to us whether or not your disclosure controls were qualified in this fashion, and if qualified, the facts and circumstances associated with this qualification. Ensure your future disclosure in each periodic report filed addresses all aspects embodied in the full definition of “disclosure controls and procedures” specified in Exchange Act rules 13a-15(e) and 15d-15(e), as appropriate.

The Company hereby represents that it did not intend to qualify and it does not believe that its disclosure controls were qualified as suggested. In the introduction to the Company’s disclosure regarding Disclosure Controls and Procedures it is specifically noted that “[d]isclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by public companies in the reports that they file or submit under the Exchange Act is accumulated and communicated to a company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” This disclosure was deemed a further description of some of the aspects of disclosure controls and procedures. Such controls and procedures, including the aspects described, are intended to ensure “information required to be disclosed in reports filed or submitted under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.” If such controls and procedures did not ensure that information required to be disclosed was accumulated and communicated to a company’s management as appropriate to allow timely decisions regarding required disclosure, then it would not be possible to conclude that the controls and procedures had provided reasonable assurance that information required to be disclosed in reports filed or submitted under the Exchange Act were recorded, processed, summarized and reported within the

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time periods specified in SEC rules and forms. Since we incorporated the definition of Disclosure Controls and Procedures from Rule 13a-15(e) into our disclosure, we believe we have complied with the requirements of Rule 13a-15(e) of the Exchange Act. While the Company believes it is not necessary to include references to all or some of the aspects of the controls and procedures that ensure timely reporting of information as required by SEC rules as part of its evaluation of whether they are working effectively, in order to clarify our disclosure in future filings the Company will change the disclosure to also note that its disclosure controls and procedures provided reasonable assurance that “information required to be disclosed by public companies in the reports that they file or submit under the Exchange Act is accumulated and communicated to a company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”

Form 10-Q: For the Period Ended March 31, 2007

Management’s Discussion and Analysis …, page 24

Six Months Ended March 31, 2007 Compared to Six Months Ended March 31, 2006, page 35

Consolidated Historical Results, page 35

Cost of revenues, page 36

23.	Please explain to us and disclose in further detail how the change in product mix influences the amount of royalty expense recorded and the circumstances associated with the royalty advance write offs.

The Company pays royalties to its recording artists and songwriters based on agreed-upon royalty rates per their respective contracts. Within the recorded music business, royalty rates may vary by artist, with top-selling artists typically earning higher royalty rates than less popular artists. In addition, CD/DVD products may have different royalty rates than CDs alone or albums in digital form.

With respect to the music publishing business, royalties owed to songwriters and music publishers on mechanical, performance and synchronization revenues vary from deal to deal and also because different rates apply to the different categories of revenue. Accordingly, the mix of music publishing revenues has a direct impact on royalty expense and cost of revenues.

In accordance with FASB Statement No. 50, Financial Reporting in the Record and Music Industry, the Company expenses royalty advances to recording artists and songwriters without a proven track record of historical sales. During the six months ended March 31, 2007 as compared to the six months ended March 31,

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2006, the Company increased its royalty advance spending on new recording artists and songwriters. This increase in spending results in higher Artist and Repertoire Costs as such advances must be expensed immediately. Royalty advances paid to artists with a proven track record of historical sales are recorded as assets on the Company’s balance sheet and expensed when sales occur unless indicators of impairment exist at which point the Company will expense the portion of the payments made not deemed recoverable.

In future filings, the Company will include additional disclosure to explain in further detail how the changes in product mix and changes in royalty advance spending on new recording artists and songwriters influences the amount of royalty expense recorded.

Warner Music Group Corp.

Form 10-K: For the Year Ended September 30, 2006

General

24.	As applicable and appropriate, please address in the filings of Warner Music Group the comments indicated above for WMG Acquisition Corp.

Our responses to comments numbered 1 through 18 and 20 to 23 apply to Corp and AcquisitionCo. Comment 19 applies only to Corp.

Consolidated and Combined Statements of Cash Flows, page 89

25.	Within financing activities, please present proceeds of borrowings and related financing costs on a gross basis. Refer to paragraph 11 of FAS 95.

In future filings, the Company will present such amounts on a gross basis, regardless of materiality.

Notes to Consolidated and Combined Audited Financial Statements, page 91

Note 21. Derivative Financial Instruments, page 127

Warrants, page 128

26.	Please explain to us how the fair value of the warrants was determined when issued, at September 30, 2004, and when repurchased. Explain to us the reason for the significant increase in the value of the warrants from their value of $35 million at the date when issued of March 1, 2004 to their value of $155 million at September 30, 2004.

Securities and Exchange Commission

August 28, 2007

The Company issued warrants to Time Warner as part of the purchase price of the Acquisition. One of the warrants gave Time Warner the option to purchase equity in the Company at any time subsequent to the Acquisition date and the other provided Time Warner with the option to purchase equity in the Company upon the occurrence of a merger between the Company and another major music company. The fair value of the warrants on the issuance date of $35 million was agreed upon between the Company and Time Warner as part of the purchase price of the Acquisition. Subsequent to the Acquisition date, the Company engaged a third-party valuation expert to determine the value of the Company’s underlying common and preferred stock and accordingly, the value of the Company’s warrants issued to Time Warner, which was calculated based on the value of the Company’s common and preferred stock. The third-party valuation expert also applied a probability of exercise to the warrants to calculate their value as of September 30, 2004 and December 31, 2004. The Company used such valuations to record a gain on the mark-to-fair-market value of the warrants as of both September 30, 2004 and December 31, 2004. The warrants were repurchased from Time Warner in connection with Corp’s initial public offering in May of 2005. At such time, the fair value of the warrants was determined based on the price of the common stock to be offered to the public in Corp’s initial public offering. This is consistent with the value of the stock that Time Warner would have received upon exercise of the warrants at that time. There was significant accretion in the value of Corp’s common shares over the fifteen-month period from the Acquisition date through the date the warrants were repurchased. Accordingly, the increase in value of the warrants from the Acquisition date through September 30, 2004 is consistent with the increase in the value of Corp’s common shares, as calculated by the third-party valuation expert.

Form 8-K: Furnished May 8, 2007

27.	We note in exhibit 99 to this filing and other Form 8-Ks in regard to periodic earnings releases that you have described realignment and restructuring costs incurred as “nonrecurring.” Since you have incurred such or similar costs in the last two years and you expect to incur them further in fiscal 2007, please discontinue describing these costs in this manner, or explain to us why you believe such description is appropriate.

In response to the Staff’s comment, the Company will discontinue describing realignment and restructuring costs incurred as “nonrecurring”. The Company, however, respectfully notes that the costs related to the two programs described, while both reported as restructuring charges pursuant to SEC rules, were part of

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two distinct initiatives implemented for very different purposes. The restructuring plan implemented in connection with the Acquisition of the Company in March 2004 was intended to realign the Company’s cost structure with industry trends. This was a broad restructuring plan in order to adapt our cost structure to current industry conditions. This plan resulted in significant annual cost savings. The realignment plan announced in the second quarter of fiscal 2007 is intended to shift Company resources from physical sales channels to efforts focused on digital distribution and emerging technologies and other new revenue streams. The Company expects the majority of any cost savings from the reported “restructuring” and other severance charges related to moving resources out of physical sales channels to be offset by investments in new business initiatives.

Please call me (212-275-2045) if you wish to discuss our responses to the comment letter.

Sincerely,

/s/ Trent N. Tappe
Trent N. Tappe
Vice President and Senior Corporate Governance and Securities Counsel

cc:	Michael D. Fleisher, EVP and Chief Financial Officer
Paul M. Robinson, EVP and General Counsel
Steven Macri, SVP and Global Controller
Edward P. Tolley III, Simpson Thacher & Bartlett LLP